DJ HOLDINGS, LLC
STATEMENT OF MEMBERS' EQUITY "Unaudited"
DECEMBER 31, 2018

	Member Shares	Additional Paid-In-Capital	Retained Earnings	Accumulated Other Compreshensive Income	Treasury Stock	Total
BALANCE DECEMBER 31, 2017	35,100		(30,145)		-	4,955
Net Income (Loss) for 2018			(55,634)		-	(55,634)
Member Shares Issued	100,959					100,959
Additional Paid-In-Capital	-		-		-	-
Treasury Stock	-		-		-	-
BALANCE DECEMBER 31, 2018	136,059	-	(85,779)	-	-	50,280

DJ HOLDINGS, LLC
STATEMENT OF MEMBERS' EQUITY "Unaudited"
DECEMBER 31, 2019

	Member Shares	Additional Paid-In-Capital	Retained Earnings	Accumulated Other Compreshensive Income	Treasury Stock	Total
BALANCE DECEMBER 31, 2018	136,059		(85,779)		-	50,280
Net Income (Loss) for 2019			(48,417)		-	(48,417)
Member Shares Issued	57,052					57,052
Additional Paid-In-Capital	-		-		-	-
Treasury Stock	-		-		-	-
BALANCE DECEMBER 31, 2019	193,111	-	(134,196)	-	-	58,915